Exhibit 99.1

Thomson Reuters Reports Third-Quarter 2014 Results

Third-quarter and nine-month results on track with Financial & Risk net sales positive year-to-date and for all regions in the quarter, while Legal returned to positive organic revenue growth

NEW YORK, October 30, 2014 – Thomson Reuters (TSX / NYSE: TRI) today reported results for the third quarter ended September 30, 2014.

•	Revenues from ongoing businesses grew 1% before currency to $3.1 billion

•	Adjusted EBITDA and underlying operating profit were both down 3%

o	Adjusted EBITDA margin 26.5%, down 100 basis points; excluding charges was 27.0%

o	Underlying operating profit margin 17.1%, down 70 basis points; excluding charges was 17.6%

•	Adjusted earnings per share were $0.45 versus $0.48 in the prior-year period

•	28.4 million shares repurchased since October 2013 returning $1.0 billion to shareholders

•	2014 Outlook affirmed

“I am pleased to report yet another quarter of results in line with expectations, building on our first-half momentum,” said James C. Smith, chief executive officer of Thomson Reuters. “It is particularly encouraging to see sales trends continue to improve in both our financial and legal businesses alongside consistent strong performance from our other units. We are delivering on our overarching objective: building a platform for higher, more sustainable and more profitable future growth.”

Consolidated Financial Highlights – Third Quarter

	Three Months Ended September 30,
	(Millions of U.S. dollars, except EPS and margins)

IFRS Financial Measures	2014	2013	Change
Revenues	$3,107	$3,086	1%
Operating profit	$466	$316	47%
Diluted earnings per share (EPS)	$0.28	$0.33	-15%
Cash flow from operations	$585	$676	-13%

The increase in operating profit was primarily due to favorable fair value adjustments largely associated with foreign currency embedded derivatives in certain customer contracts. The decline in diluted EPS resulted from higher costs associated with foreign currency fluctuations and income tax expense, which more than offset the increase in operating profit.

Non-IFRS Financial Measures(1)	2014	2013	Change
Revenues from ongoing businesses	$3,107	$3,073	1%
Adjusted EBITDA	$822	$845	-3%
Adjusted EBITDA margin	26.5%	27.5%	-100	bp
Underlying operating profit	$530	$548	-3%
Underlying operating profit margin	17.1%	17.8%	-70	bp
Adjusted earnings per share (EPS)	$0.45	$0.48	-6%
Free cash flow	$358	$475	-25%

___________________________
(1)
These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.

Thomson Reuters Reports Third-Quarter 2014 Results

•	Revenues from ongoing businesses were $3.1 billion, a 1% increase before currency, reflecting 4% combined growth from the company’s Legal, Tax & Accounting and Intellectual Property & Science businesses, which was offset by a 2% decline in Financial & Risk.

•	Adjusted EBITDA decreased 3%, and the corresponding margin was 26.5% versus 27.5% in the prior-year period, primarily due to higher operating costs and charges.

o	Excluding charges from both periods, the margin was 27.0%, down 80 basis points from the prior-year period.

o	Excluding charges from both periods and the negative impact of foreign currency the margin was 27.3%, down 10 basis points from the prior-year period.

•	Underlying operating profit decreased 3%, and the corresponding margin was 17.1% versus 17.8% in the prior-year period. The decrease was primarily due to the same factors that impacted adjusted EBITDA.

o	Excluding charges from both periods, the margin was 17.6%, down 60 basis points from the prior-year period.

o	Excluding charges for both periods and the negative impact of foreign currency, the margin was 18.0%, up 20 basis points from the prior-year period.

•	Adjusted EPS was $0.45 compared to $0.48 in the prior-year period, down 6%.

Third-Quarter Business Segment Highlights

Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business.

Financial & Risk

•	Revenues were down 2% (down 3% organic) due to the impact of negative net sales over the prior 12 months and a 5% organic decline in transactions-related revenues.

•	Recurring subscription-related revenues decreased 3% due to the impact of negative aggregate net sales over the prior 12 months.

•	Transactions-related revenues increased 3% (down 5% organic) due to lower trading volumes in fixed income markets. Recoveries revenues increased 1%.

•	By geography, revenues in Europe, Middle East and Africa (EMEA) were down 4%, and revenues in the Americas and Asia were flat.

•	Net sales were positive for the quarter and were positive for all regions – the Americas, Europe and Asia.

•	EBITDA decreased 6% due to $18 million in charges and the impact of foreign currency. The margin was 25.1% versus 26.4% in the prior-year period.

o	Excluding charges from both periods, the margin was 26.2%, down 50 basis points from the prior-year period.

o	Excluding charges from both periods and the negative impact of foreign currency, the margin was 27.1%, up 100 basis points from the prior-year period.

Thomson Reuters Reports Third-Quarter 2014 Results

•	Operating profit decreased 8% due to the same items that impacted EBITDA. The margin was 15.5% compared to 16.8% in the prior-year period.

o	Excluding charges from both periods, the margin was 16.6%, down 50 basis points from the prior-year period.

o	Excluding charges from both periods and the negative impact of foreign currency the margin was 17.5%, up 100 basis points from the prior-year period.

Legal

•	Revenues increased 1%. Excluding US print, revenues grew 3% (all organic).

•	Solutions businesses (47% of Legal revenues) grew 7% (6% organic), driven by strong growth from Elite, Practical Law and Pangea3. Solutions businesses represent all of Legal’s revenue excluding US print and US online legal information.

•	US online legal information (38% of Legal revenues) declined 1%.

•	US print (15% of Legal revenues) declined 8%.

•	EBITDA increased 1%. The margin was 37.9% compared to 38.0% in the prior-year period.

•	Operating profit increased 2% with a margin of 29.7% versus 29.4% in the prior-year period.

Tax & Accounting

•	Revenues increased 13% (9% organic) with good growth across each segment led by the Corporate business.

•	EBITDA increased 9% and the margin was 23.9% compared to 24.4% in the prior-year period. The EBITDA margin decline was primarily related to reinvestment in the business.

•	Operating profit increased 26% and the margin was 14.3% compared to 12.6% in the prior-year period due to lower depreciation and amortization expense.

•	Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Tax & Accounting business. Full-year margins are more reflective of the segment’s underlying performance.

Intellectual Property & Science

•	Revenues increased 3% driven by recurring revenue growth of 5% (79% of revenues) partially offset by a 4% decline in transactions-related revenues (21% of revenues).

•	EBITDA decreased 5% with a corresponding margin of 30.6% compared to 33.3% in the prior-year period. The EBITDA margin decline was primarily due to the dilutive impact of prior-year acquisitions and reinvestments in the business.

•	Operating profit decreased 11% with a corresponding margin of 21.8% compared to 25.4% in the prior-year period. The operating profit margin decline was a result of the same items that impacted the EBITDA margin.

•	Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Intellectual Property & Science business. Full-year margins are more reflective of the segment’s underlying performance.

Thomson Reuters Reports Third-Quarter 2014 Results

Corporate & Other (Including Reuters News)

Reuters News revenues for the third quarter of 2014 were $79 million, down 3% from the prior-year period. Corporate & Other costs for the third quarter of 2014 were $73 million, compared to $70 million in the prior-year period.

Consolidated Financial Highlights – Nine Months

	Nine Months Ended September 30,
	(Millions of U.S. dollars, except EPS and margins)

IFRS Financial Measures	2014	2013	Change
Revenues	$9,396	$9,424	0%
Operating profit	$1,206	$1,303	-7%
Diluted earnings per share (EPS)	$0.93	$0.58	60%
Cash flow from operations	$1,574	$1,696	-7%

Results for the first nine months of 2013 were impacted by the following significant items: operating profit benefited from a $136 million gain realized on the sale of Financial & Risk’s Corporate Services business; and the company also recorded a $396 million tax charge associated with the consolidation of its technology and content assets. No similar items impacted results in the first nine months of 2014.

Non-IFRS Financial Measures(1)	2014	2013	Change
Revenues from ongoing businesses	$9,394	$9,278	1%
Adjusted EBITDA	$2,519	$2,460	2%
Adjusted EBITDA margin	26.8%	26.5%	30	bp
Underlying operating profit	$1,639	$1,579	4%
Underlying operating profit margin	17.4%	17.0%	40	bp
Adjusted earnings per share (EPS)	$1.41	$1.34	5%
Free cash flow	$875	$976	-10%

•	Revenues from ongoing businesses were $9.4 billion, a 1% increase before currency.

•	Adjusted EBITDA increased 2% and the corresponding margin was 26.8% versus 26.5% in the prior-year period. The increase was primarily due to lower charges compared to the prior-year period. Charges for the nine-month period were $58 million versus $97 million in the prior-year period. Foreign exchange had a negligible impact on the margin for the year-to-date period.

o	Excluding charges from both periods, adjusted EBITDA increased 1% and the related margin was 27.4% versus 27.6% in the prior-year period.

•	Underlying operating profit increased 4% and the corresponding margin was 17.4% versus 17.0% in the prior-year period. The increase was primarily due to the same factor that impacted adjusted EBITDA.

o	Excluding charges from both periods, underlying operating profit increased 1% and the related margin was 18.1%, unchanged from the prior-year period.

•	Adjusted EPS was $1.41 compared to $1.34 in the prior-year period.

___________________________
(1)
These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.

Thomson Reuters Reports Third-Quarter 2014 Results

•	Free cash flow was $875 million versus $976 million in the prior-year period. The decrease was primarily due to a $75 million reduction in free cash flow from disposals compared to the prior-year period and higher severance costs. For the full year, the company continues to expect to achieve free cash flow between $1.3 billion and $1.5 billion.

Business Outlook (Before Currency)

Thomson Reuters today reaffirmed its full-year business outlook for 2014 which was previously communicated in February 2014. The company continues to expect:

•	revenues to be comparable to 2013;
•	adjusted EBITDA margin to range between 26% and 27%;
•	underlying operating profit margin to range between 17.0% and 18.0%; and
•	free cash flow to range between $1.3 billion and $1.5 billion in 2014.

The company’s 2014 outlook includes the impact of $120 million of previously announced charges expected to be incurred this year. The estimated aggregate amount of these charges is $395 million, $275 million of which was incurred in 2013. The free cash flow outlook for 2014 reflects the estimated cash impact of the charges incurred in 2013 and 2014 as well as the impact of the loss of free cash flow from disposals (approximately $375 million in aggregate).

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Dividend and Share Repurchases

As previously announced in February 2014, Thomson Reuters board of directors approved a $0.02 per share annualized increase in the dividend to $1.32 per share. A quarterly dividend of $0.33 per share is payable on December 15, 2014 to common shareholders of record as of November 20, 2014.

In the third quarter of 2014, the company returned approximately $109 million to shareholders through the repurchase of approximately 2.9 million shares, of which 1.8 million were repurchased under its new $1.0 billion share buyback program announced in July 2014. The company has repurchased 28.4 million shares at a cost of $1.03 billion since it announced its first $1.0 billion share buyback program in October 2013.

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance

Thomson Reuters Reports Third-Quarter 2014 Results

calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the "Business Outlook (Before Currency)" section and Mr. Smith’s comments, are forward-looking. Forward-looking statements also include expectations regarding the 2014 charges. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2014. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company's 2014 business outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, GDP growth in the countries where Thomson Reuters operates. Internal financial and operational assumptions include, but are not limited to, continuing operational improvement in the Financial & Risk business and the successful execution of new sales initiatives, ongoing product release programs, globalization strategy and other growth and efficiency initiatives.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets and identify areas of higher growth; increased accessibility to free or relatively inexpensive information sources; failures or disruptions of network systems or the Internet; failure to maintain a high renewal rate for subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; failure to adapt to recent organizational changes and effectively implement strategic initiatives; failure to recruit, motivate and retain high quality management and key employees; failure to meet the challenges involved in operating globally; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; failure to protect the brands and reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; downgrading of credit ratings and adverse conditions in the credit markets; fluctuations in foreign currency exchange and interest rates; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACTS
MEDIA David Crundwell Corporate Affairs +1 646 223 5285 david.crundwell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com

Thomson Reuters will webcast a discussion of its third-quarter 2014 results today beginning at 8:30 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting the "Investor Relations" section of www.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Third-Quarter 2014 Results

Thomson Reuters Corporation
Business Segment Information
(millions of U.S. dollars)
(unaudited)

	Three Months Ended
	September 30,		Change
	2014	2013	Total	Before Currency	Organic
Revenues
Financial & Risk	$1,628	$1,640	-1%	-2%	-3%
Legal	854	843	1%	1%	1%
Tax & Accounting	301	270	12%	13%	9%
Intellectual Property & Science	248	240	3%	3%	3%
Corporate & Other (includes Reuters News)	79	82	-4%	-3%	-3%
Eliminations	(3)	(2)
Revenues from ongoing businesses (1)	3,107	3,073	1%	1%	0%
Other Businesses (2)	-	13
Revenues	$3,107	$3,086	1%

				Margin
Adjusted EBITDA (3)			Change	2014	2013	Change
Financial & Risk	$408	$433	-6%	25.1%	26.4%	-130	bp
Legal	324	320	1%	37.9%	38.0%	-10	bp
Tax & Accounting	72	66	9%	23.9%	24.4%	-50	bp
Intellectual Property & Science	76	80	-5%	30.6%	33.3%	-270	bp
Corporate & Other (includes Reuters News)	(58)	(54)
Adjusted EBITDA	$822	$845	-3%	26.5%	27.5%	-100	bp

Underlying Operating Profit (4)
Financial & Risk	$252	$275	-8%	15.5%	16.8%	-130	bp
Legal	254	248	2%	29.7%	29.4%	30	bp
Tax & Accounting	43	34	26%	14.3%	12.6%	170	bp
Intellectual Property & Science	54	61	-11%	21.8%	25.4%	-360	bp
Corporate & Other (includes Reuters News)	(73)	(70)
Underlying operating profit	$530	$548	-3%	17.1%	17.8%	-70	bp

Refer to page 12 for footnotes.

Thomson Reuters Reports Third-Quarter 2014 Results

Thomson Reuters Corporation
Business Segment Information
(millions of U.S. dollars)
(unaudited)

	Nine Months Ended
	September 30,		Change
				Before
Revenues	2014	2013	Total	Currency	Organic
Financial & Risk	$4,941	$4,975	-1%	-2%	-3%
Legal	2,507	2,483	1%	1%	0%
Tax & Accounting	973	875	11%	13%	9%
Intellectual Property & Science	742	707	5%	5%	4%
Corporate & Other (includes Reuters News)	240	245	-2%	-2%	-2%
Eliminations	(9)	(7)
Revenues from ongoing businesses (1)	9,394	9,278	1%	1%	0%
Other Businesses (2)	2	146
Revenues	$9,396	$9,424	0%

				Margin
Adjusted EBITDA (3)			Change	2014	2013	Change
Financial & Risk	$1,233	$1,213	2%	25.0%	24.4%	60	bp
Legal	939	922	2%	37.5%	37.1%	40	bp
Tax & Accounting	285	251	14%	29.3%	28.7%	60	bp
Intellectual Property & Science	233	229	2%	31.4%	32.4%	-100	bp
Corporate & Other (includes Reuters News)	(171)	(155)
Adjusted EBITDA	$2,519	$2,460	2%	26.8%	26.5%	30	bp

Underlying Operating Profit (4)
Financial & Risk	$758	$735	3%	15.3%	14.8%	50	bp
Legal	730	704	4%	29.1%	28.4%	70	bp
Tax & Accounting	192	160	20%	19.7%	18.3%	140	bp
Intellectual Property & Science	167	171	-2%	22.5%	24.2%	-170	bp
Corporate & Other (includes Reuters News)	(208)	(191)
Underlying operating profit	$1,639	$1,579	4%	17.4%	17.0%	40	bp

Refer to page 12 for footnotes.

Thomson Reuters Reports Third-Quarter 2014 Results

Thomson Reuters Corporation
Reconciliation of Operating Profit to Adjusted EBITDA (3)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2014	2013	Change		2014	2013	Change

Operating profit	$466	$316	47%		$1,206	$1,303	-7%
Adjustments to remove:
Amortization of other identifiable intangible assets	160	165			488	482
Fair value adjustments	(88)	70			(53)	(21)
Other operating (gains) losses, net	(9)	6			(4)	(124)
Operating loss (profit) from Other Businesses (2)	1	(9)			2	(61)
Underlying operating profit	$530	$548	-3%		$1,639	$1,579	4%
Remove: depreciation and amortization of computer software (excluding Other Businesses (2))	292	297			880	881
Adjusted EBITDA	$822	$845	-3%		$2,519	$2,460	2%

Underlying operating profit margin (4)	17.1%	17.8%	-70	bp	17.4%	17.0%	40	bp
Adjusted EBITDA margin (3)	26.5%	27.5%	-100	bp	26.8%	26.5%	30	bp

Thomson Reuters Corporation
Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA (3)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2014	2013	Change	2014	2013	Change

Earnings from continuing operations	$250	$283	-12%	$802	$522	54%
Adjustments to remove:
Tax expense (benefit)	26	(33)		53	423
Other finance costs (income)	82	(38)		25	34
Net interest expense	110	109		329	348
Amortization of other identifiable intangible assets	160	165		488	482
Amortization of computer software	195	195		586	571
Depreciation	97	102		294	310
EBITDA	$920	$783		$2,577	$2,690
Adjustments to remove:
Share of post-tax earnings in equity method
Investments	(2)	(5)		(3)	(24)
Other operating (gains) losses, net	(9)	6		(4)	(124)
Fair value adjustments	(88)	70		(53)	(21)
EBITDA from Other Businesses (2)	1	(9)		2	(61)
Adjusted EBITDA	$822	$845	-3%	$2,519	$2,460	2%

Refer to page12 for footnotes.

Thomson Reuters Reports Third-Quarter 2014 Results

Thomson Reuters Corporation
Reconciliation of Underlying Operating Profit (4) to Adjusted EBITDA (3) by Business Segment
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30, 2014			Three Months Ended September 30, 2013
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation And Amortization of Computer Software **	Adjusted EBITDA

Financial & Risk	$252	$156	$408	$275	$158	$433
Legal	254	70	324	248	72	320
Tax & Accounting	43	29	72	34	32	66
Intellectual Property & Science	54	22	76	61	19	80
Corporate & Other (includes Reuters News)	(73)	15	(58)	(70)	16	(54)
	$530	$292	$822	$548	$297	$845

	Nine Months Ended September 30, 2014			Nine Months Ended September 30, 2013
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation And Amortization of Computer Software **	Adjusted EBITDA

Financial & Risk	$758	$475	$1,233	$735	$478	$1,213
Legal	730	209	939	704	218	922
Tax & Accounting	192	93	285	160	91	251
Intellectual Property & Science	167	66	233	171	58	229
Corporate & Other (includes Reuters News)	(208)	37	(171)	(191)	36	(155)
	$1,639	$880	$2,519	$1,579	$881	$2,460

_________________________
** Excludes Other Businesses (2)

Refer to page 12 for footnotes.

Thomson Reuters Reports Third-Quarter 2014 Results

Thomson Reuters Corporation
Reconciliation of Earnings Attributable to Common Shareholders
to Adjusted Earnings (5)
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Earnings attributable to common shareholders	$231	$271	$762	$488
Adjustments to remove:
Operating loss (profit) from Other Businesses (2)	1	(9)	2	(61)
Fair value adjustments	(88)	70	(53)	(21)
Other operating (gains) losses, net	(9)	6	(4)	(124)
Other finance costs (income)	82	(38)	25	34
Share of post-tax earnings in equity method investments	(2)	(5)	(3)	(24)
Tax on above items	14	(18)	10	40
Discrete tax items	(10)	(20)	(10)	352
Amortization of other identifiable intangible assets	160	165	488	482
Discontinued operations	-	-	-	(6)
Interim period effective tax rate normalization (6)	5	(9)	-	3
Tax charge amortization (7)	(22)	(16)	(65)	(48)
Dividends declared on preference shares	(1)	-	(2)	(2)
Adjusted earnings	$361	$397	$1,150	$1,113
Adjusted earnings per share	$0.45	$0.48	$1.41	$1.34

Diluted weighted-average common shares (millions)	807.6	832.1	814.0	831.7

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Free Cash Flow from Ongoing Businesses (8)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Net cash provided by operating activities	$585	$676	$1,574	$1,696
Capital expenditures, less proceeds from disposals	(231)	(213)	(704)	(751)
Other investing activities	5	12	7	33
Dividends paid on preference shares	(1)	-	(2)	(2)
Free cash flow	358	475	875	976
Remove: Other Businesses (2)	(2)	(24)	(1)	(76)
Free cash flow from ongoing businesses	$356	$451	$874	$900

Refer to page 12 for footnotes.

Thomson Reuters Reports Third-Quarter 2014 Results

Footnotes

(1)	Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other (which includes Reuters News) less eliminations. Other Businesses (see note (2) below) are excluded.
(2)	Other Businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.

(millions of U.S. dollars)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Other Businesses	2014	2013	2014	2013

Revenues	-	$13	$2	$146

Operating (loss) profit	$(1)	$9	$(2)	$61
Depreciation and amortization of computer software	-	-	-	-
EBITDA	$(1)	$9	$(2)	$61

(3)	Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues from ongoing businesses.
(4)	Underlying operating profit is operating profit from reportable segments and Corporate & Other (includes Reuters News). Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.
(5)	Adjusted earnings and adjusted earnings per share include dividends declared on preference shares and amortization of the 2013 tax charges associated with the consolidation of technology and content assets but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating (gains) and losses, certain impairment charges, the results of Other Businesses (see note (2) above), other finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investments, discontinued operations and other items affecting comparability. Adjusted earnings per share is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.
(6)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings or loss for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.
(7)	Reflects amortization of the 2013 tax charges associated with the consolidation of the ownership and management of technology and content assets. For the non-IFRS measure, the majority of the charges are amortized over seven years, the period over which the tax is expected to be paid.
(8)	Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on the company’s preference shares. Other Businesses (see note (2) above) are also removed to arrive at free cash flow from ongoing businesses.

Thomson Reuters Reports Third-Quarter 2014 Results

Thomson Reuters Corporation
Consolidated Income Statement
(millions of U.S. dollars, except per share data)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Revenues	$3,107	$3,086	$9,396	$9,424
Operating expenses	(2,198)	(2,302)	(6,826)	(6,882)
Depreciation	(97)	(102)	(294)	(310)
Amortization of computer software	(195)	(195)	(586)	(571)
Amortization of other identifiable intangible assets	(160)	(165)	(488)	(482)
Other operating gains (losses), net	9	(6)	4	124
Operating profit	466	316	1,206	1,303
Finance costs, net:
Net interest expense	(110)	(109)	(329)	(348)
Other finance (costs) income	(82)	38	(25)	(34)
Income before tax and equity method investments	274	245	852	921
Share of post-tax earnings in equity method investments	2	5	3	24
Tax (expense) benefit	(26)	33	(53)	(423)
Earnings from continuing operations	250	283	802	522
Earnings from discontinued operations, net of tax	-	-	-	6
Net earnings	$250	$283	$802	$528

Earnings attributable to:
Common shareholders	231	271	762	488
Non-controlling interests	19	12	40	40

Basic earnings per share	$0.29	$0.33	$0.94	$0.59
Diluted earnings per share	$0.28	$0.33	$0.93	$0.58

Basic weighted-average common shares	804,034,944	829,429,587	810,582,179	829,235,273
Diluted weighted-average common shares	807,567,416	832,067,013	813,987,831	831,670,061

Thomson Reuters Reports Third-Quarter 2014 Results

Thomson Reuters Corporation
Consolidated Statement of Financial Position
(millions of U.S. dollars)
(unaudited)

	September 30, 2014	December 31, 2013
Assets
Cash and cash equivalents	$1,686	$1,316
Trade and other receivables	1,694	1,751
Other financial assets	151	183
Prepaid expenses and other current assets	584	650
Current assets	4,115	3,900

Computer hardware and other property, net	1,161	1,291
Computer software, net	1,516	1,622
Other identifiable intangible assets, net	7,367	7,890
Goodwill	16,653	16,871
Other financial assets	177	192
Other non-current assets	602	583
Deferred tax	69	90
Total assets	$31,660	$32,439

Liabilities and equity
Liabilities
Current indebtedness	$1,117	$596
Payables, accruals and provisions	2,109	2,624
Deferred revenue	1,255	1,348
Other financial liabilities	273	193
Current liabilities	4,754	4,761

Long-term indebtedness	7,810	7,470
Provisions and other non-current liabilities	1,838	1,759
Other financial liabilities	113	102
Deferred tax	1,646	1,917
Total liabilities	16,161	16,009

Equity
Capital	10,187	10,347
Retained earnings	6,727	7,303
Accumulated other comprehensive loss	(1,897)	(1,614)
Total shareholders’ equity	15,017	16,036
Non-controlling interests	482	394
Total equity	15,499	16,430
Total liabilities and equity	$31,660	$32,439

Thomson Reuters Reports Third-Quarter 2014 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Cash provided by (used in):
Operating activities
Net earnings	$250	$283	$802	$528
Adjustments for:
Depreciation	97	102	294	310
Amortization of computer software	195	195	586	571
Amortization of other identifiable intangible assets	160	165	488	482
Net gains on disposals of businesses and investments	(2)	(1)	(1)	(157)
Deferred tax	(112)	54	(187)	296
Other	37	87	148	212
Changes in working capital and other items	(40)	(209)	(556)	(546)
Net cash provided by operating activities	585	676	1,574	1,696

Investing activities
Acquisitions, net of cash acquired	(28)	(139)	(165)	(987)
Proceeds from disposals of businesses and investments, net of taxes paid	2	3	14	355
Capital expenditures, less proceeds from disposals	(231)	(213)	(704)	(751)
Other investing activities	5	12	7	33
Investing cash flows from continuing operations	(252)	(337)	(848)	(1,350)
Investing cash flows from discontinued operations	-	10	-	10
Net cash used in investing activities	(252)	(327)	(848)	(1,340)

Financing activities
Proceeds from debt	997	-	997	1,294
Repayments of debt	-	(1,000)	-	(1,440)
Repurchases of common shares	(109)	(100)	(726)	(100)
Dividends paid on preference shares	(1)	-	(2)	(2)
Dividends paid on common shares	(258)	(259)	(778)	(778)
Other financing activities	19	(3)	148	4
Net cash provided by (used in) financing activities	648	(1,362)	(361)	(1,022)
Increase (decrease) in cash and bank overdrafts	981	(1,013)	365	(666)
Translation adjustments	(17)	5	(14)	(12)
Cash and bank overdrafts at beginning of period	699	1,606	1,312	1,276
Cash and bank overdrafts at end of period	$1,663	$598	$1,663	$598

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$1,686	$607	$1,686	$607
Bank overdrafts	(23)	(9)	(23)	(9)
	$1,663	$598	$1,663	$598